EXHIBIT 99.1

RADA’s 2020 Revenues Expected to Grow by over-50% to over $65 million
New orders received in 2019 totaled $60 million

NETANYA, Israel, Jan. 07, 2020 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (NASDAQ: RADA) announced that it has received a total of over $6 million in new orders during the month of December 2019. The aggregate of new orders received in 2019 was $60 million, an all-time record for the Company.

Based on the current market acceptance of RADA’s tactical radars and the level of new orders, the company expects that revenues in 2020 will reach in excess of $65 million, which represents growth of over 50% when compared to the current forecast of $43 million given for 2019.

Over 80% of the new orders during 2019 were for RADA’s growth engine: multi-mission, software-defined tactical radar systems. Applications for these radar systems are mainly for C-UAV (counter UAV and counter drone) solutions, V-SHORAD (very short-range air defense) and APS (active protection systems) solutions. The remainder were for RADA’s legacy avionics systems.

Dov Sella, RADA’s CEO, commented, "We are experiencing an exciting, record-breaking period of growth for the Company across all parameters, coming from our new and growing market of tactical radars. The new orders received over the past year, along with our very healthy pipeline for our tactical radars’ growth engine, give us strong confidence that our 50% plus annual revenue growth will continue into 2020. Given the continued strong and stable gross margins as demonstrated throughout 2019 will turn 2020 into a year of profitability for the Company, after some years of investments which positioned us exceptionally well for the current growth period. We do believe that our growth can be maintained in 2021 and for the foreseeable future."

About RADA
RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.